FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of a press release issued by Ultrapetrol (Bahamas) Limited on August 13, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By:	/s/ Cecilia Yad
Name:	Cecilia Yad
Title:	Chief Financial Officer

Dated: August 13, 2013.

Exhibit 1

ULTRAPETROL REPORTS FINANCIAL RESULTS
FOR SECOND QUARTER 2013

NASSAU, Bahamas, August 13, 2013 -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 and subsequent events highlights:

●	Recorded second quarter 2013 revenues of $121.8 million;

●
Recorded adjusted EBITDA of $32.6 million in the second quarter of 2013; 1 which includes adjusted EBITDA of $20.5 million from our River Business, adjusted EBITDA of $6.8 million from Offshore Supply Business segment, adjusted EBITDA of $0.2 million from Ocean Business segment, and adjusted EBITDA of $5.2 million from other activities—primarily foreign currency exchange cash gains;

●
Total adjusted net income and adjusted net income per share of $12.5 million and $0.09 per share, respectively, in the second quarter of 2013 which excludes the effect of a $1.1 million gain for deferred taxes on unrealized foreign exchange losses on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business, a $(0.2) million non-cash loss from debt extinguishments and a $0.1 million gain related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes such gain will be deferred over the term of the lease up to the present value of the lease payments).2 Before adjusting for these effects, the recorded total net income and net income per share are $13.5 million and $0.10, respectively;

●
We redeemed on July 10, 2013, all $180.0 million of our outstanding 9% First Preferred Ship Mortgage Notes due 2014 with proceeds of our offering of $200.0 million 8⅞% First Preferred Ship Mortgage Notes due 2021 (at quarter end both the 2014 and the 2021 Notes are shown outstanding with $181.6 million of proceeds held in cash until redemption date of July 10, 2013);

●
Second quarter 2013 Adjusted EBITDA for our River Business segment increased almost threefold compared with the same period of 2012 as a result of normal crop year and rainfall and the increased activity from our Punta Alvear shipyard;

●
In July 2013, our PSV UP Amber, commenced operations in Brazil under a long term time charter with Petrobras. In addition, on August 12, 2013, we took delivery of UP Pearl, the eleventh PSV in our fleet which is expected to commence a four year charter with Petrobras during the fourth quarter of 2013;

●	Entered into a barge building contract for an additional seven tank barges for a third party. Delivery of these barges is expected in the fourth quarter of 2013.

1  For a reconciliation of non-GAAP measures, please see the tables included under the supplemental information section of this release.

2  For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release.

Felipe Menéndez, Ultrapetrol's President and Chief Executive Officer, stated, "We generated strong second quarter results, consistent with our expectations.  During the quarter, we achieved strong utilization for our larger and more efficient river fleet, capitalizing on a crop year that has produced high volumes of soy beans and other agricultural commodities as well as the strong demand for iron ore transportation. Our shipyard is producing close to its maximum capacity and we continue to successfully sell barges to third parties as well while adding new barges to grow Ultrapetrol's fleet. This has also been an exciting quarter in our Offshore Business.  We renewed the contracts on four of our existing vessels with Petrobras for an additional four years with substantial increases over the expiring rates.  We also chartered our two new vessels UP Amber, which was delivered in the first quarter of 2013, and UP Pearl, which was delivered yesterday at the yard in India, both to Petrobras for four years at a rate of $32,950 per day. Our ocean tankers have done well and continue to be employed in the same flag restricted trade in which they have operated in the past.  In our container feeder service, we expect cargoes to increase over second quarter levels in the third quarter."

Mr. Menéndez continued, "The success we have experienced in River and Offshore so far this year is the result of the significant investment that the Company made in these sectors over the past five years which are now starting to show in our results.  During the first half of the year we generated EBITDA of $51.9 million and expect to benefit from the full impact of stronger rates on our PSV fleet as the year progresses."

Overview of Financial Results

Total revenues for the second quarter 2013 were $121.8 million as compared with $79.5 million in the same period of 2012.

Adjusted EBITDA for the second quarter 2013 was $32.6 million as compared with $9.6 million in the same period of 2012. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Adjusted net income for the second quarter of 2013 was $12.5 million which excludes the effect of a $1.1 million gain for deferred taxes on unrealized foreign exchange losses on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business, a $(0.2) million non-cash loss from debt extinguishments and a $0.1 million gain related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes such gain will be deferred over the term of the lease up to the present value of the lease payments). Before adjusting for these effects, the recorded total net income was $13.5million.

Cecilia Yad, Ultrapetrol's Chief Financial Officer, said, "We generated strong financial results during the second quarter and we continued strengthening our overall financial position. We successfully redeemed $180.0 million of our outstanding 9% Senior Notes due 2014 utilizing a portion of the proceeds of our $200.0 million offering of 8 7/8% First Preferred Ship Mortgage Notes due 2021. In placing the new 2021 Notes, we received continued support from existing investors and strong interest from the market in general, reflecting investors'  long term confidence in our investment strategy and prospects. With the successful refinancing, Ultrapetrol has addressed its most relevant short term maturity and has enhanced its ability to draw upon the Company's improved flexibility and strong liquidity to advance our investing strategy and take advantage of future growth opportunities."

Business Segment Highlights

River

The River Business experienced a 13% increase in the volume of cargo transported in the second quarter of 2013 as compared with the same period of 2012, which was due to normalized rainfall levels resulting in a significantly higher crop.

Second quarter 2013 River Business segment adjusted EBITDA was $20.5 million versus $5.4 million in the same period of 2012, a $15.1 million increase. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Results for the second quarter of 2013 demonstrate the positive compounded effects of stronger freight rates and the normalized cargo volumes, taking into consideration the expected seasonality inherent in the segment as well as the sale of a larger number of barges manufactured in our shipyard to third parties. According to the latest USDA estimates, the soybean crop in Paraguay for 2013 is expected to be 9.4 million tons, 5.3 million tons or 132% above the 2012 crop. Argentina, Brazil, Bolivia, Paraguay and Uruguay are estimated to account for approximately 55% of world soybean production in 2013, as compared to 30% in 1995.

These figures are a sign of the strength of the long-term growth prospects of the agricultural sector along the Hidrovia, by which seeded area is expected to continue to grow, fostered by the strong prices of soybean and other agricultural commodities. This steady long-term growth trend represents an important demand driver for Ultrapetrol's River Business. In addition, iron ore production in the three mines connected with the river system has also increased substantially in the last decade.

The Company will continue to install its new engines that will change the power of a substantial portion of its line pushboats from diesel to heavy fuel consuming ones. The seventh re-engined pushboat is expected to commence operation within the first half of 2014. This program has demonstrated its potential to lead to substantial savings in fuel expense and to an increase in tow size and navigation speed, which we believe will enhance our EBITDA margins in the future.

During the second quarter of 2013, our Punta Alvear barge-building facility continued with the production of barges for third parties and has secured an order to build an additional set of barges for a non-related third party. Including this order, as well as the barges built for our own fleet, we expect to have our yard fully contracted until the end of the year.

Offshore Supply

In the Offshore Supply Business, we now operate a fleet of ten PSVs consisting of nine chartered to Petrobras in Brazil and one in the North Sea. On August 12, 2013, we took delivery from the yard of UP Pearl, the eleventh PSV in our fleet (third of the four ordered in India.  The UP Pearl is expected to commence operations during the fourth quarter of 2013 under a four year charter with Petrobras after finalizing the vessel's positioning trip and completing the set-up work for that charter. The adjusted EBITDA generated by the Offshore Supply Business segment during the second quarter of 2013 was $6.8 million, unchanged from the adjusted EBITDA generated in the same period of 2012. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Total revenues from the Offshore Supply Business for the second quarter of 2013 increased by $2.7 million compared with the same period of 2012. This represents a 15% increase which was primarily attributable to the operation of our UP Jade which commenced operation with Petrobras on August 10, 2012. During the second quarter of 2013 we renewed the charters of our UP Agua-Marinha, UP Topazio and UP Diamante with Petrobras for four years at $35,380 per day as compared to their expiring charters at $28,000 per day. Also, during in the second quarter of 2013 the charter of UP Esmeralda was renewed for four years at $31,950 per day as compared to its expiring charter of $26,200 per day. Finally, on May 2, 2013, Petrobras confirmed the four year charters of our UP Amber, and UP Pearl at $32,950 starting between August 2013 and February 2014 in our options.  We expect that the full effect of these new rates and progressively the earnings of the new vessels will positively impact our results in the third and fourth quarters of 2013.

As planned, Ultrapetrol continues its building program in India that will add the last and twelfth newbuilt vessel to the fleet. We expect to take delivery of the PSV, UP Onyx, during the first half of 2014.

The Company believes that the Brazilian market should grow in line with Petrobras' capital expenditure plans. Ultrapetrol's fleet in the Offshore Supply Business has the advantage of being very modern and technologically capable of supporting deep sea oil drilling in both the Brazilian and North Sea markets.

Ocean

The Ocean Business segment generated adjusted EBITDA of $0.3 million in the second quarter of 2013 as compared to adjusted EBITDA of $0.6 million in the same period of 2012. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

The 9% decrease in revenues from $19.6 million in the second quarter of 2012 to $17.8 million in the same period of 2013 is mainly attributable to a decrease in revenues from our container vessels as a result of a reduction in volumes transported.  We expect volumes will return to normal in the third quarter which should reflect in higher returns.

The Company operated a total of four vessels in its Product Tanker fleet in the second quarter of 2013 (Miranda I, Amadeo, Alejandrina, and Austral) which continue to be employed in the South American coastal trade on charters with oil majors that operate in the region.

Operating costs in our Ocean Business, particularly manning costs, have been impacted by inflationary pressure on costs not adjusted by a proportional devaluation of the local currency with respect to the U.S. dollar.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles, ("or GAAP"), measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Wednesday, August 14, 2013, at 10:00 a.m. EDT accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 888-469-1093 (toll-free U.S.) or +1-210-234-0032 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 866-490-2546 (toll-free U.S.) or +1-203-369-1701 (outside of the U.S.); passcode: 5034. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net .

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

CONTACT: The IGB Group

Leon Berman
212-477-8438
lberman@igbir.com

Supplemental Information: Summary consolidated financial data

The following table shows our unaudited consolidated balance sheet as of June 30, 2013 and our audited consolidated balance sheet as of December 31, 2012:

CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2013 AND DECEMBER 31, 2012
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At June 30,	At December 31,
	2013	2012
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$131,315	$222,215
Restricted cash to redeem 2014 Senior Notes (Note 3)	182,115	--
Restricted cash	8,903	5,968
Accounts receivable, net of allowance for doubtful accounts of $2,321 and $1,916 in 2013 and 2012, respectively	46,954	36,487
Operating supplies and inventories	18,039	13,638
Prepaid expenses	6,807	5,973
Other receivables	26,575	22,532
Other current assets	--	177
Total current assets	420,708	306,990
NONCURRENT ASSETS

Other receivables	23,026	22,758
Restricted cash	1,466	1,464
Vessels and equipment, net	641,109	647,519
Dry dock	6,056	4,238
Investments in and receivables from affiliates	4,305	4,282
Intangible assets	713	801
Goodwill	5,015	5,015
Other assets	14,847	10,214
Deferred income tax assets	4,960	7,037
Total noncurrent assets	701,497	703,328
Total assets	$1,122,205	$1,010,318

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$31,826	$32,450
Customer advances	16,473	15,175
Payables to related parties	1,918	3,761
Accrued interest	1,703	4,858
2014 Senior Notes and accrued interest (Note 3)	181,620
Current portion of long-term financial debt	28,704	49,031
2017 Senior Convertible Notes (Note 3)	--	80,000
Other current liabilities	14,036	13,470
Total current liabilities	276,280	198,745
NONCURRENT LIABILITIES

Long-term financial debt	412,941	388,521
Deferred income tax liabilities	12,217	12,441
Other liabilities	1,084	2,026
Deferred gain	3,784	2,086
Total noncurrent liabilities	430,026	405,074
Total liabilities	706,306	603,819

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 140,419,487 shares outstanding in 2013 and 2012	1,443	1,443
Additional paid-in capital	490,981	490,850
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(62,844)	(70,476)
Accumulated other comprehensive (loss)	(1,528)	(2,578)
Total Ultrapetrol (Bahamas) Limited stockholders' equity	408,564	399,751

Non-controlling interest	7,335	6,748
Total equity	415,899	406,499
Total liabilities and equity	$1,122,205	$1,010,318

The following table sets forth certain unaudited historical statements of income data for the periods indicated below derived from our unaudited condensed consolidated statements of income expressed in thousands of dollars:
	Three Months Ended June 30,		Six Months Ended June 30,		Percent Change
($000's)	2013	2012	2013	2012
Revenues
Attributable to River Business	$83,184	$41,744	$122,531	$71,128	72%
Attributable to Offshore Supply Business	20,845	18,142	42,447	35,170	21%
Attributable to Ocean Business	17,757	19,611	34,698	37,737	-8%
Total revenues	121,786	79,497	199,676	144,035	39%

Voyage and manufacturing expenses
Attributable to River Business	(42,308)	(20,951)	(61,681)	(39,852)	55%
Attributable to Offshore Supply Business	(982)	(833)	(1,931)	(2,046)	-6%
Attributable to Ocean Business	(6,117)	(6,637)	(11,802)	(14,607)	-19%
Total voyage and manufacturing expenses	(49,407)	(28,421)	(75,414)	(56,505)	33%

Running costs
Attributable to River Business	(16,383)	(12,658)	(30,446)	(24,108)	26%
Attributable to Offshore Supply Business	(10,286)	(8,841)	(18,652)	(17,389)	7%
Attributable to Ocean Business	(9,479)	(8,964)	(18,522)	(16,988)	9%
Total running costs	(36,148)	(30,463)	(67,620)	(58,485)	16%

Amortization of dry dock & intangible assets	(748)	(1,029)	(1,456)	(2,077)	-30%
Depreciation of vessels and equipment	(9,655)	(9,530)	(19,067)	(18,974)	--
Administrative and commercial expenses	(9,501)	(7,650)	(18,323)	(15,437)	19%
Other operating income, net	957	984	1,407	6,748	-79%

Operating profit (loss)	17,284	3,388	19,203	(695)	--

Financial expense	(8,291)	(8,780)	(16,230)	(18,117)	-10%
Financial loss on extinguishment of debt	(180)	--	(3,785)	--	--
Foreign currency exchange gains (losses), net	5,190	(3,374)	11,445	(2,123)	--
Financial income	11	38	87	80	9%
(Loss) on derivatives, net	5	--	(211)	--	--
Investment in affiliates	(124)	(353)	(319)	(666)	-52%
Other expenses, net	246	(432)	18	(391)	--
Total other expenses	(3,143)	(12,901)	(8,995)	(21,217)	-58%

Income (loss) before income taxes	14,141	(9,513)	10,208	(21,912)	--

Income tax (expenses) benefit	(401)	4,399	(2,023)	3,140	--
Net income attributable to non-controlling interest	254	276	553	445	24%
		)
Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd.	$13,486	$(5,390)	$7,632	$(19,217)	--

The following table contains our unaudited statements of cash flows for the six-month periods ended June 30, 2013, and 2012:

 (Stated in thousands of U.S. dollars)

	For the six month periods ended June 30,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$8,185	$(18,772)
Adjustments to reconcile net (loss) to cash flows (used in) operating activities:
Depreciation of vessels and equipment	19,067	18,974
Amortization of dry docking	1,368	1,989
Expenditure for dry docking	(3,186)	(3,909)
Debt issuance expense amortization	1,375	1,491
Financial loss on extinguishment of debt	3,785	--
Net losses from investments in affiliates	319	666
Allowance for doubtful accounts	958	--
Share - based compensation	131	580
Gain on sale of assets	--	(3,557)
Other	304	144
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(11,425)	(10,884)
Other receivables, operating supplies and inventories and prepaid expenses	(7,273)	(2,926)
Other	77	(991)
Increase (decrease) in liabilities:
Accounts payable	(497)	7,175
Customer advances	1,298	8,736
Other payables	(3,312)	(2,013)
Net cash provided by (used in) operating activities	11,174	(3,297)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment ($7,521 in 2013 for barges built, sold and leased-back)	(20,503)	(27,339)
Proceeds from disposal of assets, net ($9,300 in 2013 for barges sold and leased-back)	9,300	5,562
Other investing activities	--	(175)
Net cash (used in) investing activities	(11,203)	(21,952)

CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(17,832)	(10,321)
Early repayments of long-term financial debt	(31,200)	(1,849)
Prepayment of 7.25% Senior Convertible Notes	(80,000)	--
Short-term credit facility repayments	(8,275)	--
Proceeds from 2021 Senior Notes, net of issuance costs	192,618	--
Increase in restricted cash to redeem 2014 Senior Notes	(182,115)	-
Proceeds from long-term financial debt	41,400	18,550
Other financing activities, net	(5,467)	2,900
Net cash (used in) provided by financing activities	(90,871)	9,280
Net decrease in cash and cash equivalents	(90,900)	(15,969)
Cash and cash equivalents at the beginning of year	$222,215	$34,096
Cash and cash equivalents at the end of the period	$131,315	$18,127

 Supplemental Information

The following tables reconcile our Adjusted Consolidated EBITDA to our cash flow for the six months ended June 30, 2013 and 2012:

	Six Months Ended June 30,
$(000)	2013	2012
Net cash provided by (used in) operating activities	$11,174	$(3,297)
Net cash (used in) investing activities	(11,203)	(21,952)
Net cash (used in) provided by financing activities	(90,871)	9,280

Net cash provided by (used in) operating activities	$11,174	$(3,297)

Plus

Adjustments

Increase / decrease in operating assets and liabilities	21,132	903
Expenditure for dry docking	3,186	3,909
Income taxes expenses	2,023	(3,140)
Financial expenses	16,230	18,117
Gain on sale of assets	--	3,557
Allowance for doubtful accounts	(958)
Net income attributable to non-controlling interest	(553)	(445)
Yard EBITDA from Touax barge sale	1,698	--
Other adjustments	(2,041)	(2,793)

Adjusted Consolidated EBITDA	$51,891	$16,811

The following table reconciles our adjusted net income and adjusted EPS to net income and EPS for the six months and three months ended June 30, 2013, and 2012:

($000's)	Six months ended June 30, 2013	Six months ended June 30, 2012	% Change	2Q 13	2Q 12	% Change

Revenues	$199,676	144,035	39%	$121,786	$79,497	53%

Adjusted EBITDA	$51,891	16,811	209%	$32,630	$9,550	242%

Net income (loss) as reported	$7,632	(19,217)%		$13,486	$(5,390)	%

EPS as reported	$0.05	(0.65)%		$0.10	$(0.18)	%

Adjustments to net income as reported

Yard EBITDA from Touax sale	1,698	--	--	(131)	--	--
Income tax on Exchange Variance Provision (1)	(874)	(1,827)	-52%	(1,052)	(2,561)	-59%
Extinguishment of debt one time event	3,785	--	--	181	--	--

Adjusted Net income	$12,241	$(21,044)%		$12,484	$(7,951)	%
Adjusted EPS (In $ per share)	$0.09	$(0.71)%		$0.09	$(0.27)	%

(1)	Provision for income tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries of our Offshore Supply Business.

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the second quarter ended June 30, 2013:

	Three Months Ended June 30, 2013
		Offshore
$(000)	River	Supply	Ocean	TOTAL

Segment operating (loss) profit	$14,598	$4,236	$(1,550)	$17,284
Depreciation and amortization	5,881	2,821	1,701	10,403
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(109)	(254)	(15)	(378)
Net gains on derivatives	--	5	--	5
Yard EBITDA from Touax sale	(131)	--	--	(131)
Other net	230	--	16	246

Segment Adjusted EBITDA	$20,469	$6,808	$152	$27,429

Items not included in Segment Adjusted EBITDA
Financial income				11
Other financial income				5,190

Adjusted Consolidated EBITDA				$32,630

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the second quarter ended June 30, 2012:

	Three Months Ended June 30, 2012
		Offshore
$(000)	River	Supply	Ocean	TOTAL

Segment operating (loss) profit	$369	$4,486	$(1,467)	$3,388
Depreciation and amortization	5,359	2,664	2,536	10,559
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(344)	(276)	(9)	(629)
Other net	(17)	(3)	(412)	(432)

Segment Adjusted EBITDA	$5,367	$6,871	$648	$12,886

Items not included in Segment Adjusted EBITDA
Financial income				38
Other financial income				(3,374)

Adjusted Consolidated EBITDA				$9,550

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the first half ended June 30, 2013:

	Six Months Ended June 30, 2013
$(000)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$10,664	$11,636	(3,097)	19,203
Depreciation and amortization	11,727	5,395	3,401	20,523
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(302)	(553)	(17)	(872)
Loss on derivatives, net	--	(211)	--	(211)
Yard EBITDA from Touax barge sale	1,698	--	--	1,698
Exchange difference affecting segment operating expenses	3,205	--	--	3,205
Other net	--	--	18	18

Segment Adjusted EBITDA	$26,992	$16,267	305	43,564

Items not included in Segment Adjusted EBITDA
Financial income				87
Foreign currency exchange gains, net				8,240

Adjusted Consolidated EBITDA				$51,891

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the first half ended June 30, 2012:

	Six months ended June 30, 2012
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(5,157)	$8,524	$(4,062)	$(695)
Depreciation and amortization	10,776	5,233	5,042	21,051
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(663)	(445)	(3)	(1,111)
Loss on derivatives, net	-	-	-	-
Other net	(107)	(5)	(279)	(391)

Segment Adjusted EBITDA	$4,849	$13,307	$698	$18,854

Items not included in Segment Adjusted EBITDA
Financial income				80
Other financial income				(2,123)

Adjusted Consolidated EBITDA				$16,811